DECHERT LLP
1900 K Street, N.W.
Washington, D.C. 20006
(202) 261-3300

October 31, 2014

VIA EDGAR CORRESPONDENCE

Elisabeth M. Bentzinger, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brown Advisory Funds –
Registration Statement on Form N-1A
File Nos. 333-181202 and 811-22708

Dear Ms. Bentzinger:

On behalf of Brown Advisory Funds (the “Trust”), which filed Post-Effective Amendment No. 21 to its registration statement on Form N-1A (the “Registration Statement”) with the U.S. Securities and Exchange Commission on August 15, 2014 relating to the Brown Advisory Total Return Fund, the Brown Advisory Tactical Bond Fund (as renamed the Brown Advisory Strategic Bond Fund), the Brown Advisory Multi-Strategy Fund and the Brown Advisory Emerging Markets Small-Cap Fund (each a “Fund” and collectively the “Funds”), I wish to respond to the comments on the Registration Statement that you recently provided to Stephen Cohen and me by telephone.  The proposed responses on behalf of the Trust to each of the comments are set forth below.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

1. EDGAR Page

Comment:  For the Brown Advisory Strategic Bond Fund, EDGAR currently lists the Brown Advisory Tactical Bond Fund as the Fund’s name. Please confirm this information will be updated. In addition, please update the Fund’s ticker symbols when they become available.

Response:  The Trust confirms it will update on EDGAR the Fund’s name and the ticker symbols.

2. Total Return Fund Prospectus – Page 3 – Fees and Expenses

Comment:  In the third footnote to the “Fees and Expenses” table, please confirm the contractual management fee waiver termination date is at least one year from the effective date of the filing and please add the termination date to the disclosure.

Response:  The footnote disclosure regarding the contractual management fee waiver has been removed because it has been determined to not be applicable based upon the Funds estimated first year expenses.

3. Total Return Fund Prospectus – Page 4 – Example

Comment:  Please add disclosure that the “Example” only accounts for the contractual management fee waiver for the term of the agreement.

Response:  Because the footnote disclosure regarding the contractual management fee waiver has been removed, no additional disclosure in the Example is required.

4. Multi-Strategy Fund Prospectus – Page 1 – Fees and Expenses

Comment:  In the “Fees and Expenses” table and footnote 3, please remove references to the contractual management fee waiver if such waiver is not in place.

Response:  The requested change has been made and the subject disclosure has been deleted.

5. Emerging Markets Small-Cap Fund Prospectus – Page 2 – Example

Comment:  Please remove reference to the contractual management fee waiver in the “Example” disclosure.

Response:  The requested change has been made.

6. Fund Prospectuses – Item 9(b) – Principal Investment Strategies

Comment:  Please revise the disclosure contained in response to Item 9(b) of Form N-1A to ensure that all principal investment strategies disclosed in response to Item 4(a) are also adequately disclosed in response to Item 9(b).

Response:  The Trust confirms that the Funds’ disclosure in response to Item 9(b) has been revised to reflect those principal investment strategies disclosed in response to Item 4(a).

7. Fund Prospectuses – Item 9(b) – Principal Risks Table

Comment:  Please review the disclosure contained in the “Principal Risks” table to ensure that, for each Fund, the risks associated with each Fund’s principal investment strategies are adequately represented in the table.

Response:  The Trust confirms that the Funds’ disclosure in the “Principal Risks” table has been revised to ensure that, for each Fund, the risks associated with each Fund’s principal investment strategies are represented in the table.

8. Total Return Fund and Strategic Bond Fund Prospectus – Page 4 and Page 9 – Principal Investment Strategies

Comment:  Please explain whether the Funds’ investments in derivatives will be counted toward each Fund’s 80% investment policy and if so, how.

Response:  Each Fund’s investments in derivatives will be counted toward that Fund’s 80% investment policy if the derivatives have economic characteristics similar to the other investments that are included in the Fund’s 80% investment policy.  The relevant disclosure has been revised to reflect this policy.

9. Fund Prospectuses – Item 9(c) – Principal Investment Risks

Comment:  Please confirm that the Funds’ derivatives disclosure conforms with the disclosure guidance contained in the July 30, 2010 letter from Barry Miller, Associate Director of the Office of Legal and Disclosure, addressed to Karrie McMillan, General Counsel of the Investment Company Institute, regarding derivatives-related disclosures by investment companies.

Response:  The Trust has reviewed the disclosure regarding the Funds’ ability to invest in derivatives and has determined that the disclosure is appropriate and that no further disclosure is necessary at this time.

10. Fund Prospectuses – Page 4 – Principal Investment Strategies

Comment:  With respect to a Fund’s investments in “high-yield securities,” please provide a definition of these securities indicating that such investments are speculative in nature.

Response:  The Trust has revised the disclosure to note that non-investment grade “high-yield securities” are speculative in nature.

11. Fund Prospectuses – Item 9(c) – Principal Investment Risks

Comment:  Please revise the Funds’ “Credit Risk” disclosure to include the risk of issuer default.

Response:  The requested disclosure has been added.

12. Fund Prospectuses – Item 9(b) – Principal Investment Risks

Comment:  Please update the “Table of Investment Terms” to include separate risk disclosure for non-investment grade (“high-yield”) securities and incorporate that disclosure into Item 9(b) of the prospectuses.

Response:  The requested disclosure has been added.

13. Fund Prospectuses – Item 9(c) – Principal Investment Risks

Comment:  Please clarify what is meant by “counterparty associated risks” under “Derivatives Risk.”

Response:  The requested change has been made.

14. Total Return Fund and Strategic Bond Fund Prospectus – Page 14 and Page 16 – Principal Investment Strategies

Comment:  Please confirm supplementally whether each Fund’s 80% policy is subject to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  The Trust confirms that each Fund’s 80% policy is subject to Rule 35d-1 and disclosure has been added indicating that Fund shareholders will receive at least 60 days prior notice of any change to the 80% policy.

15. Fund Prospectuses – Item 4(b) – Principal Investment Risks

Comment:  Please revise the disclosure under “Debt/Fixed Income Securities Risk” to more clearly explain the effect that rising or falling interest rates may have on prepayments and the value of debt securities generally.

Response:  The Trust believes the current disclosure is clear to investors and, therefore, no change has been made in response to this comment.

16. Strategic Bond Fund Prospectus – Page 10 – Principal Investment Risks

Comment:  Please include additional disclosure describing the risks associated with the Fund’s foreign investing.

Response:  The requested disclosure has been added.

17. Strategic Bond Fund Prospectus – Page 10 – Principal Investment Risks

Comment:  Please include disclosure in the “Principal Investment Strategies” relating to “Modeled Trading Strategies Risk.”

Response:  The “Modeled Trading Strategies Risk” disclosure has been removed and, therefore, no change is required to be made to the “Principal Investment Strategies.”

18. Total Return Fund Prospectus – Page 14 – Principal Investment Strategies

Comment:  Please include disclosure in the “Principal Investment Strategies” relating to the Fund’s investments in non-investment grade “high-yield securities” as noted in Item 4 of the Prospectus.

Response:  The requested disclosure has been added.

19. Total Return Fund and Strategic Bond Fund Prospectus – Page 14 and Page 16 – Principal Investment Strategies

Comment:  Please confirm supplementally that if the Funds write/sell credit default swaps, they will segregate the full notional amount of the swaps.

Response:  The Trust confirms that each Fund will segregate the full notional amount of each credit default swap that they write/sell.

20. Total Return Fund Prospectus – Page 14 – Principal Investment Strategies

Comment:  Please explain supplementally how the Adviser determines whether unrated debt securities are of “comparable quality” to those debt securities in the top four rating categories of a Nationally Recognized Statistical Ratings Organization.

Response:  “Comparable quality” is measured based on the Adviser’s assessment of the debt securities.  In connection with this review process, the Adviser’s research staff conducts extensive research, analysis and due diligence on the subject debt securities and the issuer of the debt securities, as well as the fixed income markets generally, which permits the Adviser to make an informed judgment that the debt securities are of comparable quality to debt securities that have been rated by a Nationally Recognized Statistical Ratings Organization in the top four rating categories.

21. Total Return Fund and Strategic Bond Fund Prospectus – Page 4 and Page 9 – Principal Investment Strategies

Comment:  Please consider disclosing whether the Funds intend to principally invest in issuers that are in default.

Response:  The Funds do not intend to principally invest in debt securities of issuers that are in default.  Therefore, no change has been made in response to this comment.

22. Total Return Fund and Strategic Bond Fund Prospectus – Page 15 – Principal Investment Strategies

Comment:  The “Adviser’s Process-Selling Portfolio Securities” section states that the Adviser may sell or reduce only fixed income positions under certain conditions; however, Item 4 references the Adviser’s ability to sell any investments— please reconcile.

Response:  The reference to fixed-income positions in the “Adviser’s Process-Selling Portfolio Securities” section of the Prospectus has been changed to reference any investments.

23. Fund Prospectuses – Item 9(b) – Principal Investment Strategies

Comment:  Please consider expanding the disclosure regarding the Funds’ principal investment strategies so that the responses to Item 9(b) are broader than the response to Item 4(a).
Response:   The Trust believes the responses to Item 9(b) are broader than the responses to Item 4(a). However, the Trust has made certain revisions to the Item 4(a) and Item 9(b) disclosure in response to this comment.

24. Strategic Bond Fund Prospectus – Page 16 – Principal Investment Strategies

Comment:  Please revise the heading at the top of the page to indicate that the section provides “Additional Information” on the Fund.

Response:  The requested change has been made.

25. Strategic Bond Fund Prospectus – Page 16 – Principal Investment Strategies

Comment:  Please revise the disclosure contained in response to Item 9(b) of Form N-1A to reflect the Fund’s investment strategy to invest in non-U.S. dollar bonds.

Response:  The requested disclosure has been added.

26. Fund Prospectuses – Item 4(b) – Principal Risks

Comment:  Please describe the risks relating to high portfolio turnover, including reference to the potential tax consequences of high portfolio turnover.

Response:  The requested disclosure has been added.

27. Total Return Fund and Strategic Bond Fund Prospectus – Item 4(b) – Principal Investment Strategies

Comment:  Please confirm the definition in footnote 16 regarding “Duration.”

Response:  The Trust believes the current disclosure regarding “Duration” adequately explains the meaning of the concept and indicates that duration is a measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a securities’ price to changes in interest rates.

28. Total Return Fund and Strategic Bond Fund Prospectus – Page 18 – Table of Investment Terms

Comment:  Please review the applicable items for each Fund disclosed in the “Table of Investment Terms” and confirm that the applicable items are described in each Fund’s response to Item 4 of Form N-1A.

Response:  The Trust confirms that certain items have been removed from the “Table of Investment Terms” so that the table and the responses to Item 4 are internally consistent.

29. Strategic Bond Fund Prospectus – Page 18 – Table of Investment Terms

Comment:  Please revise this section to include footnote 8, which appears to be omitted from this version of the Prospectus.

Response:  The requested change has been made.

30. Total Return Fund and Strategic Bond Fund Prospectus – Page 20 – “Principal Risks”

Comment:  Please add disclosure under the “Debt/Fixed Income Securities Risk” section to clarify that “distressed debt securities” are junk bonds.

Response:  The requested disclosure has been added.

31. Total Return Fund and Strategic Bond Fund Prospectus – Page 26 – Management

Comment:  The Prospectus states that the Adviser “receives an annual advisory fee from each Fund at an annual rate of each Fund’s average annual daily net assets…”  Please revise this disclosure to remove certain references to annual, so that the disclosure reads, “receives an advisory fee from each Fund at an annual rate of each Fund’s average daily net assets…”

Response:  The requested change has been made.

32. Total Return Fund and Strategic Bond Fund Prospectus – Page 27 – Fund Expenses

Comment:  Please confirm that the contractual fee waiver disclosure is consistent with the responses to Item 3.

Response:  The Trust confirms that the contractual fee waiver disclosure is internally consistent.

33. Total Return Fund and Strategic Bond Fund Prospectus – Page 32 – Your Account

Comment:  The Prospectus states that “[u]nder unusual circumstances, a Fund class may accept and process shareholder orders when the NYSE is closed if deemed appropriate.”  Please explain supplementally the legal basis under which a Fund may accept and process shareholder orders when the NYSE is closed.

Response:  The type of “unusual circumstances” contemplated by this are certain national holidays, such as Martin Luther King Day and Presidents Day, when the markets are closed but orders may nonetheless be received – in such an event, the transfer agent may process an order if deemed appropriate, however, it is important to note that the shareholder will only be allowed to receive the next business day’s price, that is, the next day that the market is open.  Similar unusual circumstances have included those days during Hurricane Sandy when the markets were closed and trades were processed – but such trades were only made effective with pricing applicable with the next business day’s price.

34. Total Return Fund and Strategic Bond Fund Prospectus – Page 35 – Your Account—How to Buy Shares

Comment:  The Prospectus provides different ways that a shareholder can submit a completed account application.  Please clarify what is meant by “along with other required documents.”

Response:  The disclosure has been revised to indicate that the application form will describe any additional documentation required to complete an application.

35. Total Return Fund and Strategic Bond Fund Prospectus – Page 37 – Your Account—How to Buy Shares

Comment:  The Prospectus provides that “deposits in the mail or with such services, or receipt at the Transfer Agent’s post office box of purchase orders or redemption requests, do not constitute receipt by the Transfer Agent.”  Please add disclosure explaining what constitutes receipt.

Response:  The referenced disclosure has been revised to indicate that receipt occurs when the Transfer Agent picks up such mailings.

36. Total Return Fund and Strategic Bond Fund Prospectus – Page 39 – Your Account—How to Sell Shares

Comment:  Please consider adding information on the redemption fees charged by the Funds in the section discussing redeeming Fund shares.

Response:  The Trust believes the redemption fees are already adequately disclosed to Fund investors in the section “Redemption/Exchange Fee.”  Therefore, no changes have been made in response to this comment.

37. Total Return Fund and Strategic Bond Fund Prospectus – Page 43 – Your Account—Account and Transaction Policies

Comment:  Please remove reference to Somerset and Wellington Management, as these investment advisers sub-advise other series in the Trust.

Response:  The requested change has been made.

38. Total Return Fund and Strategic Bond Fund Prospectus – Page 44 – Your Account—Account and Transaction Policies

Comment:  Please confirm supplementally under what “emergency circumstances” the Funds may temporarily suspend the right of redemption or postpone payments.

Response:  The phrase “emergency circumstances” is intended to capture the ability to suspend the right of redemption when an emergency is deemed to exist under Section 22(e) of the 1940 Act, which may include natural disasters or other similar disruptive events that may impact the operational capabilities of the financial markets or the service providers to the Funds.

39. Total Return Fund and Strategic Bond Fund Prospectus – Page 46 – Your Account—Account and Transaction Policies

Comment:  Please supplementally explain the Funds’ basis for involuntarily redeeming small accounts.

Response:  The Trust believes the disclosure relating to the basis for involuntarily redeeming small accounts is consistent with SEC staff no-action relief provided to Scudder Group of Funds (pub. avail. September 15, 1992).

40. Multi-Strategy Fund Prospectus – Page 2 – Principal Investment Strategies

Comment:  Please confirm supplementally the legal basis under which the Multi-Strategy Fund will be investing in other affiliated and non-affiliated funds.

Response:  The Multi-Strategy Fund intends to operate as a fund-of-funds in reliance on Section 12(d)(1)(G) and Rule 12d1-2 of the 1940 Act for these purposes in order to invest in the other Brown Advisory Funds as well as in other securities to the extent permitted by Rule 12d1-2. Additionally, the Fund intends to invest in other non-affiliated funds only to the extent its ownership does not come into conflict with the prohibitions contained in Section 12 of the 1940 Act.

41. Multi-Strategy Fund Prospectus – Pages 2 and 3 – Principal Investment Strategies

Comment:  Please add disclosure that the Multi-Strategy Fund may invest in, or may invest in underlying funds that invest in, high-yield securities or junk bonds.

Response:  The requested disclosure has been added.

42. Multi-Strategy Fund Prospectus – Pages 2 and 3 – Principal Investment Strategies

Comment:  Please add disclosure describing how the Multi-Strategy Fund’s expectations relating to the maturity, duration, and credit quality of the fixed income instruments in which it or its underlying funds intend to invest influences such investment decisions.

Response:  The requested disclosure has been added.

43. Multi-Strategy Fund Prospectus – Pages 3 and 4 – Principal Investment Risks

Comment:  Please confirm that the “Principal Investment Strategies” section reflects all of the principal risks disclosed in the “Principal Investment Risks” section.

Response:  The Trust believes the “Principal Investment Strategies” discussion adequately describes the principal investment strategies of the Fund.  Therefore, no changes have been made in response to this comment.

44. Emerging Markets Small-Cap Fund Prospectus – Page 2 – Principal Investment Strategies

Comment:  Please add disclosure in the “Principal Investment Strategies” section regarding how the Fund defines “emerging market countries.”

Response:  The requested disclosure has been added.

45. Emerging Markets Small-Cap Fund Prospectus – Page 10 – Table of Investment Terms

Comment:  Please revise the disclosure contained in the “Table of Investment Terms” so that it is internally consistent with the disclosure contained in the “Principal Investment Strategies.”

Response:  The Trust has removed references to the Fund principally investing in debt securities.

46. Emerging Markets Small-Cap Fund Prospectus – Pages 2 and 3 – Principal Investment Strategies

Comment: Please add disclosure regarding the principal risks associated with fixed income investments, including credit risk, interest rate risk and high-yield securities risk.  Additionally, please add disclosure to the principal investment strategies regarding the types of fixed income investments that the Fund intends to invest in.

Response:  The requested disclosure has been added.

47. Emerging Markets Small-Cap Fund Prospectus – Pages 2 and 3 – Principal Investment Strategies

Comment: Please clarify what is meant by “countries that are considered to be outside of emerging markets.”

Response:  The Trust views the “Principal Investment Strategies” disclosure as adequately describing what is meant by “countries that are considered to be outside of emerging markets,” including examples of those countries in which the Fund intends to invest.

48. Emerging Markets Small-Cap Fund Prospectus – Pages 3 and 4 – Principal Investment Risks

Comment: The Fund lists investments in real estate investment trusts, private placements and convertible securities as principal investment strategies. Please add disclosures regarding the principal risks associated with these types of investments.

Response:  The requested disclosure has been added.

49. Part B – Statement of Additional Information – Page 6 – Investment Policies and Risks

Comment:  Please revise the disclosure regarding credit default swaps to indicate that the Total Return Fund may also invest in credit default swaps.

Response:  The requested change has been made.

50. Part B – Statement of Additional Information – Page 7 – Investment Policies and Risks

Comment:  Please confirm that the Funds will segregate assets consistent with Investment Company Act Release No. 10666 and related SEC staff guidance.

Response:  The Trust confirms that the Funds will segregate assets consistent with Investment Company Act Release No. 10666 and related guidance issued by the SEC Staff.

51. Part B – Statement of Additional Information – Page 9 – Investment Policies and Risks

Comment:  Please define “against the box” as that term is used in the section on “Short Sales.”

Response:  The disclosure has been revised to indicate that a short sale “against the box” occurs when the Fund enters into a short sale transaction with a security it either owns or has the right to obtain at no additional cost.

52. Part B – Statement of Additional Information – Page 20 – Investment Policies and Risks

Comment:  Please confirm supplementally that the Total Return Fund will limit its investments in “High Yield or Junk Bond Securities” to no greater than 20% of the Fund’s total assets.

Response:  The Trust confirms that the Total Return Fund will limit its investments in “High Yield or Junk Bond securities” to no greater than 20% of the Fund’s total assets.

53. Part B – Statement of Additional Information – Page 25 – Investment Limitations

Comment:  With respect to the Funds’ concentration policy, please confirm supplementally that the Funds will “look through” their investment company holdings for purposes of determining whether more than 25% of a Fund’s total assets would be invested in securities of issuers conducting their principal business activities in the same industry.

Response:  The Trust confirms that for purposes of determining whether the Funds are in compliance with their stated concentration policy, the Funds will use reasonable efforts to “look through” their investment company holdings to the underlying assets of each Fund’s investment company holdings.

54. Part B – Statement of Additional Information – Page 26 – Investment Limitations

Comment:  The SAI provides that, as a fundamental investment limitation, the Funds will not make loans to other parties and the SAI further states that by entering into repurchase agreements, lending securities and acquiring any debt security, the Funds are not to be deemed to be making loans.  Please explain the legal basis on which the Trust relies for making these types of investments notwithstanding the fundamental investment restriction against making loans.

Response:  The Trust has revised the disclosure to indicate that, for the Funds that are prohibited from making loans, such Funds are able to enter into repurchase agreements, lend securities and acquire debt securities to the extent permitted under the 1940 Act and related guidance. See Brinson Funds (pub. avail. November 25, 1997); DataConcepts Fund, Inc. (pub. avail. August 25, 1980); and Salomon Brothers (pub. avail. May 4, 1975).

55. Part B – Statement of Additional Information – Page 35 – Information Concerning Compensation of Portfolio Managers

Comment:  Please disclose the dates for which the portfolio managers’ compensation information is provided, including the date for which the new portfolio manager’s compensation information is provided.

Response:  The requested disclosure has been added.

56. Part B – Statement of Additional Information – Page 35 – Investment Sub-Adviser(s) – Brown Advisory Emerging Markets Small-Cap Fund

Comment:  Please confirm that the Emerging Markets Small-Cap Fund’s information in response to Item 20 of Form N-1A was intended to be presented separately from the information provided by the other three Funds in response to Item 20.

Response:  The Trust confirms that the Emerging Markets Small-Cap Fund’s section responding to Item 20 of Form N-1A was intended to be presented separately from the information presented for the other three Funds, because the Emerging Markets Small-Cap Fund is the only sub-advised Fund in the SAI.

57. Part B – Statement of Additional Information – Page 38 – Distribution Plan – (Advisor Class Shares)

Comment:  Please disclose the individual and aggregate 12b-1 expense information for the Advisor Class Shares of the Strategic Bond Fund for the last three fiscal years or since the plan’s inception.

Response:  The requested disclosure has been added.

58. Part B – Statement of Additional Information – Page 41 – Other Fund Service Providers

Comment:  Please update the name and address of the Funds’ independent registered public accounting firm when that information becomes available.

Response:  The requested disclosure has been added.

59. Part B – Statement of Additional Information – Page 44 – Portfolio Turnover

Comment:  Please confirm whether there has been any significant variation in the Funds’ portfolio turnover rates over the two most recently completed fiscal years or any anticipated variation in the portfolio turnover rate from that reported for the last fiscal year.  If so, please disclose such information in accordance with Item 16(e) of Form N-1A.

Response:  The Trust confirms that with respect to the Strategic Bond Fund, there has been no significant variation over the two most recent fiscal years or anticipated variation in the Fund’s portfolio turnover rate necessitating disclosure in accordance with Item 16(e).

60. Part B – Statement of Additional Information – Page 47 – Redemption In-Kind

Comment:  Each Fund has reserved the right to pay the redemption price of its shares either totally or partially by a distribution in-kind of liquid portfolio securities in lieu of cash. Please confirm whether the Funds may pay the redemption price of its shares either totally or partially by a distribution in-kind of illiquid portfolio securities in lieu of cash and consider providing additional disclosure regarding the risks to shareholders of receiving redemption proceeds in the form of illiquid securities.

Response:  The Trust views the disclosure in the second paragraph of the section as adequately describing the Funds’ right to make an in-kind redemption of illiquid securities and the risks to shareholders of receiving redemption proceeds in the form of illiquid securities.  Therefore, no changes have been made in response to this comment.

61. Part B – Statement of Additional Information – Page 54 – Proxy Voting Procedures

Comment:  Please consider expanding the disclosure regarding the Funds’ Proxy Voting Policies and Procedures.

Response:  The disclosure regarding the Funds’ Proxy Voting Policies has been revised and copies of the Proxy Voting Policies and Procedures of the Adviser and each respective Sub-Adviser have been included as exhibit attachments to the SAI.

62. Part C – Item 32(c) – Page C-4

Comment:  Please update this section to include a table that provides information related to all commissions and other compensation received, directly or indirectly, from the Funds during the last fiscal year by each principal underwriter who is not an affiliated person of the Fund or any affiliated person of such affiliated person.

Response:  The Funds’ Distributor does not receive any commissions or compensation from the Funds.

63.  Comment:  We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a further post-effective amendment, on disclosures made in response to Staff comments, on information supplied supplementally, or on exhibits added in any subsequent post-effective amendments.

Response:    The Trust acknowledges the foregoing.

*           *           *           *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *

Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley

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